UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
___________________

INFORMATION STATEMENT PURSUANT TO

SECTION 14F-1 OF THE

SECURITIES EXCHANGE ACT OF 1934

___________________

LEXIT TECHNOLOGY, INC.
 (Name of Subject Company)
Common Stock, par value $.001 per share
(Title of Class of Securities)
to be applied
(CUSIP Number of Class of Securities)

AL Kennedy, Secretary
Lexit Technology, Inc.
9595 Wilshire Blvd.
Beverly Hills, CA 92012
Tel: 877-565-0515
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on
Behalf of the Person(s) Filing Statement)

LEXIT TECHNOLOGY, INC.
9595 Wilshire Blvd.
Beverly Hills, CA 92012
Tel: 877-565-0515


Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Securities and Exchange Commission Rule 14f-1







Notice of Change in the
Majority of the Board of Directors

September 29, 2007

INTRODUCTION

          The information contained in this
Information Statement is being furnished to all holders of record of common stock of Lexit Technology, Inc., a Colorado corporation (the "Company"), at the close of business on September 25, 2007 in accordance with the requirements of Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about September 29, 2007.

           NO VOTE OR OTHER ACTION BY
THE COMPANY'S STOCKHOLDERS IS
REQUIRED IN RESPONSE TO THIS
INFORMATION STATEMENT. PROXIES ARE
NOT BEING SOLICITED.

          Pursuant to a Share Purchase Agreement
dated as of August 22, 2007 by and between Walter
Reed ("Seller"), and AL Kennedy ("Purchaser"), Seller agreed to sell to Purchaser 1,390,000 shares of common stock of the Company constituting 100% of the Company's outstanding common stock, and Purchaser agreed to buy the shares for a total of $5,000 in cash.
The transaction closed on September 25, 2007.

          By virtue of Purchaser's acquisition of
100% of the voting securities of the Company pursuant to the Share Purchase Agreement, Purchaser acquired control of the Company on September 25, 2007. In connection with the sale, the Board of Directors of the Company has elected AL Kennedy (the "New
Director") as Director. AL Kennedy shall also serve as President, Chief Executive Officer, Chief Financial
Officer, Treasurer and Secretary of the Company, who will take office ten days after the Company files with the U.S. Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company as of September 25, 2007 this Information Statement containing the information required under SEC Rule 14f-1 (the "Information
Statement"). Walter Reed resigned President, Chief
Executive Officer, Chief Financial Officer, Treasurer and Secretary with the Company on September 25, 2007. Mr. Reed's resignation as a Director of the Company to take effect immediately after the New
Director takes office.

          As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value
$.001 per share, of which 1,390,000 common shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $.001 per share, of which no preferred shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

          The following sets forth information
regarding the New Director and executive officer of the Company.

AL Kennedy, Director Nominee, Age 41

AL Kennedy, will serve as sole Director of the Company. AL Kennedy has over 15 years experience in accounting and estate planning, and most recently has provided financial and accounting services as an independent consultant serving the commercial gaming industry.


FAMILY RELATIONSHIPS

          There are no family relationships among
any of the Company's directors and officers or the New
Director.

VOTING CONTROL AND MANAGEMENT

          The following table sets forth certain
information as of September 25, 2007, with respect to the ownership of common stock by the sole director and executive officer of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

                              AMOUNT OF AND NATURE
        NAME AND ADDRESS        OF BENEFICIAL
OWNERSHIP        PERCENTAGE
      OF BENEFICIAL OWNER (1)
                                 OF CLASS (2)

AL Kennedy
1,390,000
100%
9595 Wilshire Blvd.
Beverly Hills, CA 92012

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2)   Based upon 1,390,000 shares issued and
outstanding as of the date of this report.

COMMITTEES OF THE COMPANY'S BOARD
OF DIRECTORS

          Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions.
We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of September 25, 2007, all activities of the Company have been conducted by the sole director and corporate officer of the Company from his business office.

CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

          Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in February 16, 2007, in any transaction or proposed transaction which may materially affect the Company.

          No executive officer, present director,
proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

          We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

          Section 16(a) of the Securities Exchange
Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

          To the Company's knowledge, none of the
officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND
OFFICERS

          The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

          No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

          The Company has not entered into any
employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL
INFORMATION

          The Company is subject to the information and reporting requirements of the Securities Exchange
Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC's Public Reference Section, Room
1580, 100 F Street N.E., Washington, D.C. 20549, and are available on the SEC's website at www.sec.gov.

SIGNATURES

          Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


LEXIT TECHNOLOGY, INC.

/s/ AL Kennedy
Dated: September 29, 2007
_________________________________


By: AL Kennedy
Its: President